July 15, 2015

United States Securities and Exchange Commission

Attention: Mr. William Schroder

Washington, DC 20549

Dear Mr. Schroder:

We thank you for your comment letter dated July 6, 2015 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 8K filed July 2, 2015

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	You disclose that the Company and the Audit Committee of the Firm’s Board of Directors came to the conclusion to restate on June 26, 2015. However, we note you filed your amended December 31, 2013 Form 10-Q on June 25, 2015. Please revise your Form 8-K on the cover in the “Date of earliest event reported” section and elsewhere in the document to reflect the correct date.

The Company filed amended Form 8-K/A on July 8, 2015 correcting the date on the cover in the “Date of earliest event reported” section and in other sections of the document.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comment and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel

Robert J. Michel

Chief Financial Officer